Lawrence S. Elbaum lelbaum@velaw.com Tel +1.212.237.0084 Fax +1.917.849.5379

January 5, 2023

VIA ELECTRONIC MAIL AND EDGAR

Christina Chalk

Senior Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	REPUBLIC FIRST BANCORP, INC. PRER14A filed December 27, 2022 SEC File No. 0-17007

Dear Ms. Chalk:

Set forth below is a response on behalf of Republic First Bancorp, Inc. (the “Company”), to a comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by phone, on January 3, 2023, with respect to the Company’s Amendment No. 1 to its preliminary proxy statement, File No. 0-17007, filed with the Commission on December 27, 2022.

For your convenience, the response is prefaced by the Staff’s comment in bold, italicized text.

General

1.

Please provide support that the most recent fiscal year as referenced in Rule 14a-3 of the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder, should only require audited financial statements for the fiscal year ending December 31, 2021, rather than 2022, in light of the fact that the Company’s 2022 annual meeting of shareholders is scheduled to take place in January 2023.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. There have been instances in which the Staff has allowed a registrant to file a definitive proxy statement or supplement in connection with a contested director election, in each case where the registrant held the annual meeting

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Securities and Exchange Commission January 5, 2023 Page 2

in January or February in connection with the calendar year that recently ended, enclosing audited financial statements for the fiscal year that was completed over one year earlier:

●

Verso Corporation (now Billerud Americas Corporation) (“Verso”) filed a definitive proxy statement on December 30, 2019 for its contested 2019 annual meeting of shareholders to be held on January 31, 2020 (the “Verso Contest”) and enclosed its Annual Report on Form 10-K for the fiscal year ending December 31, 2018.[1]

o

A review of the comments from the Staff with respect to the Verso Contest do not reveal any comments suggesting a requirement that Verso provide audited financial statements for the fiscal year ending in 2019 to its shareholders in connection with the January 2020 annual meeting.[2]

●

Surge Components, Inc. (“Surge”) initially filed a definitive proxy statement on October 24, 2016 for its contested 2016 annual meeting of shareholders (the “Surge Contest”) to be held that same year and enclosed its Annual Report on Form 10-K for the fiscal year ending November 30, 2015. Surge later postponed its meeting to January 5, 2017 and proceeded to hold the annual meeting then despite not yet having audited financial statements for its 2016 fiscal year.[3]

o

A review of the comments from the Staff with respect to the Surge Contest do not reveal any comments suggesting a requirement that Surge provide audited financial statements for the fiscal year ending in 2016 to its shareholders in connection with the January 2017 annual meeting.[4]

●

Strategic Realty Trust, Inc. (“SRT”) filed a definitive proxy statement on December 12, 2013 for its contested 2013 annual meeting of shareholders to be held on February 7, 2014 (the “SRT Contest”) that referred shareholders to the company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012 previously mailed to shareholders.[5]

o

The Company is not aware of any comments from the Staff with respect to the SRT Contest suggesting a requirement that SRT provide audited financial statements for the fiscal year ending in 2013 to its shareholders in connection with the February 2014 annual meeting.

1 See Verso’s (now Billerud Americas Corporation) definitive proxy statement filed with the Commission on December 30, 2019.

2 See Letter from Staff dated November 29, 2019; see also Letter from Staff dated December 10, 2019; see also Letter from Staff dated December 18, 2019.

3 See Surge’s definitive proxy statement filed with the Commission on October 24, 2016; see also Surge’s definitive revised proxy soliciting materials filed with the Commission on November 14, 2016.

4 See Letter from Staff dated October 14, 2016.

5 See SRT’s definitive proxy statement filed with the Commission on December 12, 2013.

Securities and Exchange Commission January 5, 2023 Page 3

The Company is unable to find any court order requiring Verso, Surge or SRT to hold their respective annual meetings due to actions taken by their shareholders under state law.

Exactly as in the case of the companies referenced above, the Company has scheduled its last year’s annual meeting of shareholders on January 26 of this year - 2023 (the “2022 Shareholder Meeting”). The Company’s 2022 fiscal year just ended on December 2022, and it will not have audited financial statements before the January 2023 date of the 2022 Shareholder Meeting. As a result, and consistent with the approach taken by Verso, Surge and SRT, the Company respectfully believes it can enclose with its definitive proxy statement in connection with the 2022 Shareholder Meeting the Annual Report on Form 10-K as of the most recent fiscal year with respect to the year for which the 2022 Shareholder Meeting is being held, in this case the 2021 fiscal year. The Company anticipates that it will hold its 2023 annual meeting of shareholders later this year, after its financial statement audit for the fiscal year ending December 31, 2022 has concluded and its Annual Report on Form 10-K for 2022 is filed.

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Securities and Exchange Commission January 5, 2023 Page 4

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:	John Gorman (jgorman@luselaw.com)

Scott Brown (sbrown@luselaw.com)

C. Patrick Gadson (pgadson@velaw.com)